

Mail Stop 3561

September 27, 2016

Mr. Paul A. Fernandes
President
STG Group, Inc.
11091 Sunset Hills Road, Suite 200
Reston, Virginia 20190

> **Re: STG Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 30, 2016**
> **File No. 001-36149**

Dear Mr. Fernandes:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

Backlog, page 50

1. In future filings, please separate your funded and unfunded backlog figures in the table. We do note 2015's unfunded/funded backlog disclosures on pages 5, 12, and 15.

Financial Statements

Note 1. Nature of Business and Significant Accounting Policies

Basis of presentation and principles of consolidation, page 71

2. We note from your merger disclosures that you identified Global Defense & National Security Systems, Inc., a former special purpose acquisition company shell, as the accounting acquirer and STG Group as the accounting acquiree and predecessor. You disclose that this determination was based on an evaluation of the facts, including the relative voting rights of the stockholders in the entity after the transaction, the composition of the Board of Directors and senior management and the cash that was transferred to the former shareholders of STG Group. We note that the former shareholders of STG Group hold a majority of the outstanding shares of the combined company and that the senior management of the combined company at closing appeared to be primarily composed of the former management of STG Group, while the Board of Directors was composed of members who appear to be primarily associated with the former shell. We would normally consider a transaction between a private operating company and a shell company to be a capital transaction in substance, rather than a business combination, which would be recorded as a reverse recapitalization recorded at historical carrying values with no goodwill or intangible assets recognized. Please explain to us in reasonable detail how you determined that the former shell company was the accounting acquirer and that a step up in the basis of STG Group in connection with this transaction was appropriate. Please see the guidance in ASC 805-10-25-5.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332, or Andrew Blume, Staff Accountant at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry, Staff Attorney at (202) 551-3621, or Mara Ransom, Assistant Director at (202) 551-3720 if you have questions regarding any other comments, or me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products